金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED

7 March 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP [redacted]
Judiciary Plaza
450 Fifth Street, N.
Washington, D.C. 2
U.S.A.

07021714

GOLD PEAK

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Online announcement – Suspension of trading of the Company's shares	8 February 2007
Announcement – Rule 13.09 Announcement and Resumption of trading & disposal of electronic cable business unit by an associate	8 February 2007
Announcement – 2006/2007 Nine-month results of GP Industries Limited	8 February 2007

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

3/12

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

Investor

Investment Service Centre

Listed Companies Information

GOLD PEAK<00040> - Suspension of Trading

At the request of Gold Peak Industries (Holdings) Limited (the "Company"), trading in its shares will be suspended with effect from 9:30 a.m. today (8/2/2007) pending the release of an announcement in relation to price sensitive information of the Company.

The Standard February 9, 2007

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Rule 13.09 Announcement and Resumption of Trading

Disposal of Electronic Cable Business Unit by an Associate

This Announcement is made by the Company pursuant to paragraph 13.09 of the Listing Rules.

The Directors of the Company are pleased to announce that, LTK Industries Limited ("LTK"), a company owned as to 45.13% by GPIL which is a subsidiary of the Company, has entered into a conditional sale and purchase agreement (the "Agreement") with Belden Far East Holding B.V. ("Belden FE").

At the request of the Company, trading in the Shares has been suspended from 9:30 a.m. on February 8, 2007 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. February 9, 2007.

This Announcement is made by the Company pursuant to paragraph 13.09 of the Listing Rules.

The Directors of the Company are pleased to announce that, LTK, a company owned as to 45.13% by GPIL which is a subsidiary of the Company, has entered into the Agreement with Belden FE.

The Agreement was signed by the parties on February 7, 2007. Pursuant to the Agreement, LTK will dispose of the Subsidiaries comprising LTK's Electronic Cable Business Unit for a cash consideration of approximately US$195 million (approximately HK$1,521 million) (the "Disposal"). The Disposal will not affect the current operation and management of the LAN (Local Area Network) Cable Business Unit and Interconnect Products Business Unit which remain under LTK's full control.

The Subsidiaries comprising LTK's Electronic Cable Business Unit are located in Hong Kong, PRC, Taiwan and Japan and principally engaged in the manufacture and marketing of electronic cable and wires.

Belden FE is a subsidiary of Belden CDT Inc. ("Belden CDT"). Belden CDT is a leader in the design, manufacture and marketing of signal transmission products for data networking and a wide range of specialty electronics markets including entertainment, industrial, security and aerospace applications. Belden CDT is listed on the New York Stock Exchange.

Since the trade name of "LTK" will be a constituent part of the assets acquired by Belden FE, the registered company name of LTK Industries Limited will undergo a name change upon completion. The designated new name will be Linkz Industries Limited subject to relevant approval.

With the anticipated strong growth in the demand for LAN cable and interconnect products, LTK intends to adjust its investment strategy to focus on these businesses. By disposing of its Electronic Cable Business Unit, LTK will improve its financial position substantially and has the necessary resources to expand its manufacturing capability for the LAN cable and interconnect products.

The Group's share of LTK's unaudited exceptional gain from the Disposal is approximately HK$140 million.

The principal business activities of GPIL are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GPIL is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GPIL as at the date of this announcement.

The principal activities of LTK are manufacturing, marketing and trading of cables for consumer electronics and telecommunications GPIL holds an approximately 45.13% interest in LTK as at the date of this announcement.

The Group accounts for LTK's contribution as share of results of associates in the consolidated profit and loss statements.

In the meantime, shareholders of and potential investors in the Company are recommended to exercise caution when dealing in or investing in the Shares.

At the request of the Company, trading in the Shares has been suspended from 9:30 a.m. on February 8, 2007 pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. February 9, 2007.

Directors

As at the date of this announcement, the directors of the Company are: Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

Definitions

"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Electronic Cable Business Unit"	the business unit that manufactures and trades high-speed interface cables, digital cables, digital interconnecting cables, audio/visual cables and power cord
"GPIL"	GP Industries Limited, a company incorporated in the Republic of Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Interconnect Products Business Unit"	the business unit that manufactures and trades connectors, cable assembly and fiber optics assembly products
"LAN Cable Business Unit"	the business unit that manufactures and trades LAN cables, coaxial cables, hybrid cables and optical fiber
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiaries"	LTK Wiring Limited, LTK Electric Wire (Huizhou) Limited, Huizhou LTK Electronic Cable Limited, LTK Cable (Huizhou) Limited, Dalian LTK Electric Wire Limited, Shanghai LTK Electronic Cables Limited, LTK Technologies Co., Limited and LTK Cable Technology Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 8, 2007

www.goldpeak.com

caringcompany

The Standard February 9, 2007

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2006/2007 Nine-Month Results of GP Industries Limited (For the nine months ended December 31, 2006)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited, a 69.3% owned subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited for the nine months ended December 31, 2006. GP Industries' turnover increased by 2% over the corresponding period last year to S$318.6 million. Net profit increased by 147% to S$27.4 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group"), for the nine months ended December 31, 2006. GP Industries is a 69.3% owned subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
			(Restated)	(Restated)
		(Note)		*(Note)*
Turnover	318,613	1,567,700	310,998	1,456,404
Cost of sales	(251,538)	(1,237,665)	(249,202)	(1,167,013)
Gross profit	67,075	330,035	61,796	289,391
Other operating income	16,491	81,126	16,706	78,234
Distribution costs	(29,238)	(143,862)	(28,331)	(132,674)
Administrative expenses	(38,940)	(191,600)	(38,502)	(180,305)
Exchange (loss) gain	(1,088)	(5,353)	872	4,084
Other operating expenses	(941)	(4,635)	(1,569)	(7,348)
Profit from operations	13,558	66,711	10,972	51,382
Finance costs	(11,600)	(57,077)	(9,420)	(44,114)
Share of results of associates	23,871	117,454	20,637	96,643
Exceptional items	10,267	50,518	-	-
Profit before taxation from continuing operations	36,096	177,606	22,189	103,911
Taxation for the period	(8,173)	(40,214)	(7,438)	(34,832)
Profit after taxation from continuing operations	27,923	137,392	14,751	69,079
Loss after taxation from discontinued operations	-	-	(3,789)	(17,744)
Profit for the period	27,923	137,392	10,962	51,335
Attributable to:				
Equity shareholders of GP Industries	27,377	134,706	11,089	51,930
Minority interests	546	2,686	(127)	(595)
	27,923	137,392	10,962	51,335
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	5.48	26.96	2.42	11.33

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

Nine months ended 31 December ("YTD period")

Sales increased by 2% to S$319 million. Increase in profit from operations from S$11.0 million to S$13.6 million was due mainly to strong growth in sales of acoustics products. Higher profit contribution from associates and a net exceptional gain of S$10.3 million contributed to the increase in profit after taxation from S$14.8 million last year to S$27.9 million this year.

Discontinued operations

During the previous financial year ended March 31, 2006, CIH Limited ("CIHL") divested its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"). Loss after taxation attributable to the disposed CAHL during the third quarter ended December 31 ("Q3") and the YTD period last year is presented separately under "discontinued operations".

Basic earnings per share ("EPS")

Based on a weighted average number of 499,569,542 shares in issue (2005: 459,064,898 shares), basic EPS for the YTD period increased from 2.42 Singapore cents to 5.48 Singapore cents.

BUSINESS REVIEW

Electronics Division:

During the YTD period, the electronics and components business reported a sales decrease of 13% in Singapore dollar terms or 8% in US dollar terms. Sales of professional electronics products remained steady in US dollar terms while sales of battery chargers and other consumer electronic products decreased. Contributions from GP Industries Group's components associated companies also decreased by 12%. High raw material prices depressed operating margin and appreciation of the Chinese Renminbi led to increased operating costs. Operating profit before interest, taxation ("PBIT") and exceptional items decreased by 34% for the YTD period when compared to the same period last year.

Sales from the wire harness business decreased by 2% in the YTD period. In September 2006, GP Industries Group has transferred a subsidiary, which is engaged in the export of wire harnesses to Japan, to the now 20% owned associated company, Furukawa GP Auto Parts (HK) Limited ("FGP"). In the transition period up to end of December 2006, GP Industries Group continued to manage FGP's trading and logistics operations and accordingly GP Industries Group recorded revenue from sales of wire harnesses to Japan. FGP's joint ventures in China also performed well. Overall PBIT excluding exceptional items from the wire harness business increased by 9%. GP Industries Group's 45% owned cable associate LTK continued its outstanding performance. YTD revenue grew by 50% and profit contribution grew by more than 90% over the same period last year. As a result, total PBIT excluding exceptional items from the wire harness and cable business improved by more than 50%.

The acoustics business reported a 26% revenue growth for the YTD period. The strong growth was mainly due to improved distribution and introduction of new products that were well received in Europe and in the US. The acoustics business reported a profit before interest and taxation during the YTD period this year while it reported a loss in the corresponding period last year.

Sales from CIHL's light fittings business improved during the YTD period. Despite exceptional losses of approximately S$2.1 million, CIHL reported a profit before taxation during the YTD period this year, due mainly to higher interest income and improved efficiency from cost control measures.

GP Batteries International Limited ("GP Batteries") (49.19% owned by GP Industries as at December 31, 2006):

GP Batteries' turnover for Q3 and the YTD period this year was S$202 million and S$614 million respectively, a decrease of 14% and 11% over the corresponding period last year. Profit attributable to equity holders of GP Batteries for Q3 and the YTD period this year was S$3.0 million and S$8.0 million respectively, a decrease of 8% and 26% over the respective corresponding period last year.

Turnover decreased mainly due to the weak demand for Nickel Metal Hydride and Lithium Ion rechargeable batteries. The strengthening of Singapore dollars against US dollars also attributed to the decrease in turnover as most of GP Batteries' sales were denominated in US dollars. Gross profit margin decreased due to the surge in prices of raw material especially Nickel and Zinc, and the appreciation of Chinese Renminbi.

PROSPECTS

High raw material prices will continue to affect some of GP Industries Group's businesses while keen competition in most sectors makes it difficult to pass cost increase to customers. Appreciation of the Chinese Renminbi will affect our operating costs in China. As a substantial portion of GP Industries Group's revenue is denominated in US dollars, a weaker US dollar will affect revenue and profit upon translation. The general business outlook remains difficult for GP Batteries as raw material prices have again rocketed and remained persistently at high levels.

The partial disposal of the wire harness business will result in a reduction in GP Industries Group's revenue and operating profit from the wire harness business starting January 1, 2007.

As announced separately, LTK has entered into a conditional sale and purchase agreement to divest its electronic cable business unit, which is expected to be completed by the end of this financial year. GP Industries Group's share of exceptional gain from this disposal is estimated to be approximately S$40 million.

GP Industries Group will continue to invest into new product development, intensify cost improvement activities and strengthen its sales and distribution capabilities. This strategy is starting to contribute to some of GP Industries Group's businesses. Completion of CIHL's privatisation also enables GP Industries Group to more effectively utilise its financial resources and prepare itself for expansion.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 8, 2007

www.goldpeak.com

caringcompany

END